Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the two-month period ended February 29, 2020 and February 28, 2019

The financial information of Itaú Corpbanca as of and for the two-month period ended February 29, 2020 and February 28, 2019 has been published on our website in accordance with Circular N°18 of the Chilean Financial Market Commission (or “CMF”) dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	Feb’20	Feb’19
Total loans	23,383,662	21,409,505
Total assets	36,807,856	28,873,580

Deposits and other demand liabilities	5,113,314	4,139,705
Time deposits and other time liabilities	12,092,846	9,799,984
Interbank borrowings	2,760,674	2,173,911
Debt instruments issued	6,576,862	6,199,120

Equity	3,447,133	3,554,956
Total equity attributable to equity holders of the bank	3,350,953	3,331,695
Non-controlling interest	96,180	223,261

YTD CONSOLIDATED INCOME STATEMENT			With reclasification of Financial Hedges[1]

In Ch$ million	2M’20	2M’19	2M’20	2M’19
Net operating profit before provision for loan losses	257,294	155,829	188,579	190,451
Provisions for loan losses	(55,846)	(26,779)	(37,448)	(35,914)
Total operating expenses	(123,584)	(121,708)	(123,584)	(121,708)
Operating income (loss)	77,864	7,342	27,547	32,829
Income from investments in companies	1,234	2	1,234	2
Operating income before income taxes	79,098	7,344	28,781	32,831
Income taxes	(51,162)	15,266	(845)	(10,221)
Consolidated income for the period	27,936	22,610	27,936	22,610

Net income attributable to holders of the Bank	27,009	21,181	27,009	21,181
Non-controlling interest	927	1,429	927	1,429

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreing currency.

This financial information shall be considered provisional until the official figures are published by the Financial Market Commission.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer